Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-172554 and 333-172554-01
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED DECEMBER 5, 2011
PRICING SUPPLEMENT NO. 2011—MTNDG0163  DATED DECEMBER    , 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Fixed to Contingent Coupon Notes Linked to the Performance of the S&P 500® Index due December    , 2013
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•	The notes have a maturity of approximately two years and will mature on December , 2013 (expected to be December 24, 2013).
•	The notes will be issued in denominations of $1,000 and in integral multiples thereof.
•	The principal amount and original issue price is $1,000 per note.
•	The notes offer:
•	Year 1: a fixed interest payment at a rate of 1.50% per annum ($15 per note), payable on December , 2012 (expected to be December 24, 2012);
•
Year 2:  the potential for a contingent interest payment at a rate of 7.00% to 7.50% per annum ($70 to $75 per note) (to be determined on the pricing date), payable on the maturity date only if the closing value of the S&P 500® Index (the “underlying index”) on the observation date (the “final index value”) is greater than or equal to 105% of the closing value of the underlying index on the pricing date (the “initial index value”); and

•	the return of the principal amount of the notes, if held to maturity.
You are not guaranteed to receive the contingent interest payment.  If the final index value is less than 105% of the initial index value, you will not receive the contingent interest payment at maturity and your return on the notes will be limited to the fixed interest payment of 1.50% of the principal amount ($15 per note) paid at the end of the first year of the term of the notes.  Investors in the notes will not share in any appreciation of the underlying index over the term of the notes.  All payments on the notes are subject to the credit risk of Citigroup Inc.
•
If either scheduled interest payment date is not a business day, then any payment due on that date may be made on the next succeeding business day with the same force and effect as if it had been made on the scheduled interest payment date.  No additional interest will accrue as a result of delayed payment.

•	The “pricing date” will be the date we price the notes for initial sale to the public, which is expected to be December 19, 2011.
•	The “observation date” will be December , 2013 (expected to be December 19, 2013), subject to postponement for non-index business days and certain market disruption events.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 1730T0QQ5. The ISIN for the notes is US1730T0QQ57.

Investing in the notes involves a number of risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-7.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement or the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note	Total
Public Offering Price	$ 1,000.00	$
Underwriting Fee	$ 10.00(1)	$
Proceeds to Citigroup Funding Inc.	$ 990.00(2)	$
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $10.00 for each $1,000 note sold in this offering. The actual underwriting fee per note will be equal to the selling concession provided to selected dealers, as described in the next sentence. Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $10.00 for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $10.00.  As noted in footnote (1), the underwriting fee is variable.  You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about December     , 2011.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Fixed to Contingent Coupon Notes Linked to the Performance of the S&P 500® Index due December    , 2013 (the “notes”) are senior unsecured debt securities of Citigroup Funding Inc., fully and unconditionally guaranteed by Citigroup Inc., and have a maturity of approximately two years.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

Unlike ordinary debt securities, the notes do not provide for fixed regular payments of interest.  The notes offer a fixed interest payment at a rate of 1.50% per annum ($15 per note), payable at the end of the first year of the term of the notes, and the potential for a contingent interest payment at a rate of 7.00% to 7.50% per annum ($70 to $75 per note) (to be determined on the pricing date), payable on the maturity date only if the closing value of the S&P 500® Index, which we refer to as the “underlying index,” on the observation date (the “final index value”) is greater than or equal to 105% of the closing value of the underlying index on the pricing date (the “initial index value”).  The notes provide for the full return of the principal amount at maturity, subject to the credit risk of Citigroup Inc.  You are not guaranteed to receive the contingent interest payment.  If the final index value is less than 105% of the initial index value, you will not receive the contingent interest payment at maturity and your return on the notes will be limited to the fixed interest payment of 1.50% of the principal amount ($15 per note) paid at the end of the first year of the term of the notes.  Investors in the notes will not share in any appreciation of the underlying index over the term of the notes.  See “—Will I Receive Interest on the Notes?” and “—What Will I Receive at Maturity of the Notes?” below.

The “pricing date” will be the date we price the notes for initial sale to the public, which is expected to be December 19, 2011.

The “observation date” will be December    , 2013 (expected to be December 19, 2013).

The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc., and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

Interest on the notes will be determined as follows:

▪	Year 1:	Holders will receive a fixed interest payment (the “fixed interest payment”) in cash at a rate of 1.50% per annum ($15 per note), payable on December , 2012 (expected to be December 24, 2012);

▪	Year 2:
If the final index value is greater than or equal to 105% of the initial index value, holders will receive a contingent interest payment (the “contingent interest payment”) in cash at a rate of 7.00% to 7.50% per annum ($70 to $75 per note) (to be determined on the pricing date), payable on the maturity date.  If the final index value is less than 105% of the initial index value, holders will not receive any interest for the second year of the term of the notes.

If either scheduled interest payment date is not a business day, then any payment due on that date may be made on the next succeeding business day with the same force and effect as if it had been made on the scheduled interest payment date.  No additional interest will accrue as a result of delayed payment.

The structure of the interest payments on the notes differs from notes that bear interest solely at a fixed rate.  You should understand how interest on the notes is calculated before you invest in the notes.  You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on December     , 2013 (expected to be December 24, 2013).  At maturity, you will receive for each note you hold an amount in cash equal to the $1,000 principal amount, plus the contingent interest payment, if any.  You will only receive the contingent interest payment on the maturity date if the final index value is greater than or equal to 105% of the initial index value.  You are not guaranteed to receive any interest on the maturity date. See “—Will I Receive Interest on the Notes?”

Where Can I Find Examples of Hypothetical Amounts Payable on the Notes?

For examples of hypothetical amounts you could receive on each interest payment date and at maturity of the notes, see “Hypothetical Amounts Payable on the Notes” below.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will be eligible to receive the fixed interest payment only if you hold the notes on the regular record date (as defined under “Description of the Notes—Interest”) for that interest payment.  You will receive the contingent interest payment, if applicable, and the full principal amount of the notes only if you hold the notes at maturity.  If you choose to sell your notes before the notes mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell.  You should refer to the sections “Risk Factors Relating to the Notes—The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors” and “—The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited” in this pricing supplement for more information.

Who Publishes the Underlying Index and What Does It Measure?

Unless otherwise stated, all information on the underlying index provided in this pricing supplement is derived from publicly available sources. The underlying index is calculated, maintained and published by Standard & Poor’s Financial Services LLC and consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the underlying index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 2, 2011, the aggregate market value of the 500 companies included in the underlying index represented approximately 75% of the U.S. equities market. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the underlying index.

How Has the Underlying Index Performed Historically?

We have provided a table showing the high, low and end-of-period closing values of the underlying index for each quarter in the period from January 3, 2006 to December 2, 2011, as well as a graph showing the daily closing values of the underlying index on each day such closing values were available from January 3, 2006 to December 2, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years. However, past performance is not indicative of how the underlying index will perform in the future.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.

Will the Notes Be Listed on an Exchange?

The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding Inc. is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers may, but are not obligated to, buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets Inc. will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks not associated with an investment in conventional debt securities. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

SUMMARY TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Notes:	Fixed to Contingent Coupon Notes Linked to the Performance of the S&P 500® Index due December , 2013
Underlying index:	S&P 500® Index
Pricing date:	The date we price the notes for initial sale to the public, which is expected to be December 19, 2011
Original issue date:	December , 2011 (three business days after the pricing date)
Maturity date:	December , 2013 (expected to be December 24, 2013)
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Interest:	Interest on the notes will be determined as follows:

	▪	Year 1:Holders will receive a fixed interest payment (the “fixed interest payment”) in cash at a rate of 1.50% per annum ($15 per note), payable on December , 2012 (expected to be December 24, 2012);

▪
Year 2: If the final index value is greater than or equal to 105% of the initial index value, holders will receive a contingent interest payment (the “contingent interest payment”) in cash at a rate of 7.00% to 7.50% per annum ($70 to $75 per note) (to be determined on the pricing date), payable on the maturity date.  If the final index value is less than 105% of the initial index value, holders will not receive any interest for the second year of the term of the notes.

Observation date:	December , 2013 (expected to be December 19, 2013), subject to postponement for non-index business days and certain market disruption events
Initial index value:	, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the observation date
Interest payment dates:
December    , 2012 (expected to be December 24, 2012) and the maturity date.  If either scheduled interest payment date is not a business day, then any payment due on that date may be made on the next succeeding business day with the same force and effect as if it had been made on the scheduled interest payment date.  No additional interest will accrue as a result of delayed payment.

Payment at maturity:
The $1,000 principal amount, plus the contingent interest payment, if any.  You will only receive the contingent interest payment on the maturity date if the final index value is greater than or equal to 105% of the initial index value.  You are not guaranteed to receive any interest on the maturity date.

Initial index value:	, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the observation date
Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-7.
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Clearing and settlement:	DTC
Listing:	The notes will not be listed on any securities exchange.
Calculation agent:	Citigroup Global Markets Inc.
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
CUSIP:	1730T0QQ5
ISIN:	US1730T0QQ57

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the underlying index and other events that are difficult to predict and beyond our control.  The following is a list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax accounting and other advisers before you invest in the notes.

The Notes Do Not Provide for Fixed Regular Payments of Interest, and You May Not Receive Any Interest On Your Notes for the Second Year of the Term of the Notes

Unlike ordinary debt securities, the notes do not provide for fixed regular payments of interest.  Whether you receive any interest for the second year of the term of the notes will depend on the performance of the underlying index from the pricing date to the observation date.  If the final index value is less than 105% of the initial index value, you will not receive the contingent interest payment, and your return on the notes will be limited to the fixed interest payment of 1.50% of the principal amount ($15 per note). You should carefully consider whether an investment that may not provide for any interest for the second year of the term of your investment is appropriate for you.  See “Hypothetical Amounts Payable on the Notes” below.

The Return on the Notes Will Be Limited

The return on the notes will be limited to the sum of the interest payments on the notes.  Because you will not receive the contingent interest payment unless the final index value is greater than or equal to 105% of the initial index value, the total return on the notes may be as little as 1.50% of the principal amount (0.75% per annum, calculated on a simple interest basis).  If the final index value is greater than or equal to 105% of the initial index value, your total return on the notes will equal the maximum total return of 8.50% to 9.00% (4.25% to 4.50% per annum, calculated on a simple interest basis) (to be determined on the pricing date), even if the final index value greatly exceeds the initial index value.   Investors in the notes will not share in any appreciation of the underlying index, which may be significantly greater than the maximum return on the notes, and will not receive any dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

Potential for a Lower Comparative Yield

If the final index value is less than 105% of the initial index value, you will only receive the fixed interest payment at a rate of 1.50% per annum.  In this case, your return over the two-year term of the notes would equal 0.75% per annum, calculated on a simple interest basis.  These rates are lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) of comparable maturity.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than the $1,000 principal amount of each note.

Volatility of the Underlying Index

Historically, the value of the underlying index has been volatile. From January 3, 2006 to December 2, 2011, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15.  Your receipt of the contingent interest payment will depend on whether the closing value of the underlying index on the observation date is greater than or equal to 105% of the closing value of the underlying index on pricing date.  Accordingly, the return on the notes will be determined by the closing value of the underlying index on only two dates, regardless of the closing value of the underlying index on any other date during the term of the notes.  Consequently, the volatility of the underlying index may result in your return on the notes being limited to the fixed interest payment of 1.50% of the principal amount ($15 per note), even if the closing value of the underlying index is greater than or equal to 105% of the initial index value on one or more other dates during the term of the notes.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets Inc. (“Citigroup Global Markets”) may be willing to purchase or sell the notes in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates generally, time remaining to maturity of the notes, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The closing value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that this volatility will lessen.  See “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” below.  You may receive less, and possibly significantly less, than the principal amount of the notes if you try to sell your notes prior to maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.  The return on the notes will not exceed the sum of the fixed interest payment and the contingent interest payment, if any, even if the final index value greatly exceeds the initial index value. Moreover, investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  Accordingly, the notes are not a suitable investment for investors who are looking to receive returns that reflect the performance of the underlying index.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.  Any of these events could adversely affect the value of the underlying index and, accordingly, the value of the notes.

You Will Have No Rights Against the Underlying Index Publisher

You will have no rights against the underlying index publisher, even though the determination of whether you receive the contingent interest payment will depend upon the closing value of the underlying index on the observation date. The underlying index publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any exchange. Therefore, there may be little or no secondary market for the notes.  Citigroup Global Markets may, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes.  Because the secondary market for the notes, if any, may be limited, there may be few buyers should you choose to sell your notes prior to maturity, and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact.  If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may also be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial index value, the final index value and, accordingly, whether you will receive the contingent interest payment.  Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of a market disruption event and the selection of a successor index or calculation of the final index value in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect whether you receive the contingent interest payment.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index and/or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index.  Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Such hedging or trading activities on or prior to the pricing date could potentially increase the closing value of the underlying index on the pricing date and, therefore, the closing value above which the underlying index must close on the observation date in order for investors in the notes to receive the contingent interest payment.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Fixed to Contingent Coupon Notes Linked to the Performance of the S&P 500® Index due December  , 2013 (the “Notes”) are senior unsecured debt securities of Citigroup Funding, fully and unconditionally guaranteed by Citigroup Inc., and have a maturity of approximately two years. All payments due on the Notes are subject to the credit risk of Citigroup Inc.

Unlike ordinary debt securities, the Notes do not provide for fixed regular payments of interest.  The Notes offer a fixed interest payment (the “Fixed Interest Payment”) at a rate of 1.50% per annum ($15 per Note), payable at the end of the first year of the term of the Notes, and the potential for a contingent interest payment (the “Contingent Interest Payment”) at a rate of 7.00% to 7.50% per annum ($70 to $75 per Note) (to be determined on the Pricing Date), payable on the Maturity Date only if the Closing Value of the S&P 500® Index (the “Underlying Index”) on the Observation Date (the “Final Index Value”) is greater than or equal to 105% of the Closing Value of the Underlying Index on the Pricing Date (the “Initial Index Value”).  The Notes provide for the full return of the principal amount at maturity, subject to the credit risk of Citigroup Inc.  You are not guaranteed to receive the Contingent Interest Payment.  If the Final Index Value is less than 105% of the Initial Index Value, you will not receive the contingent interest payment at maturity and your return on the Notes will be limited to the Fixed Interest Payment of 1.50% of the principal amount ($15 per Note) paid at the end of the first year of the term of the notes.  Investors in the Notes will not share in any appreciation of the Underlying Index over the term of the Notes.  See “—Interest” and “—Payment at Maturity” below.

The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a principal amount of $1,000.  You may transfer the Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

Interest on the Notes will be determined as follows:

▪	Year 1: Holders will receive the Fixed Interest Payment in cash at a rate of 1.50% per annum ($15 per Note), payable on December , 2012 (expected to be December 24, 2012);

▪
Year 2: If the final index value is greater than or equal to 105% of the initial index value, holders will receive the Contingent Interest Payment in cash at a rate of 7.00% to 7.50% per annum ($70 to $75 per Note) (to be determined on the Pricing Date), payable on the Maturity Date.  If the fixed index value is less than 105% of the initial index value, holders will not receive any interest for the second year of the term of the Notes.

The structure of the interest payments on the Notes differs from notes that bear interest solely at a fixed rate.  You should understand how the interest on the Notes is calculated before you invest in the Notes.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets, an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

The “Closing Value” means the closing value of the Underlying Index as published by the Underlying Index Publisher (as defined below), subject to the terms described under “—Discontinuance of the S&P 500® Index” and “—Alteration of Method of Calculation” below.  If the Closing Value of the Underlying Index is not available or a Market Disruption Event occurs on the scheduled Observation Date, the Closing Value of the Underlying Index for the Observation Date, unless postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent.  If a Market Disruption Event occurs on the Observation Date, the Calculation Agent may postpone the Observation Date for up to two consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the Maturity Date.

The “Final Index Value” will equal the Closing Value of the Underlying Index on the Observation Date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any Successor Index (as defined below) is calculated and published and on which securities comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of the Underlying Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

The “Initial Index Value” equals        , the Closing Value of the Underlying Index on the Pricing Date.

The “Interest Payment Dates” will be December     , 2012 (expected to be December 24, 2012) and the Maturity Date.  If either scheduled Interest Payment Date is not a Business Day, then any payment due on that date may be made on the next succeeding Business Day with the same force and effect as if it had been made on the originally scheduled Interest Payment Date.  No additional interest will accrue as a result of delayed payment. Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date (each such date, a “Regular Record Date”).

The “Index Return Percentage” will be equal to (i) the Final Index Value minus the Initial Index Value, divided by (ii) the Initial Index Value.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

The “Observation Date” will be December    , 2013 (expected to be December 19, 2013).  If the Observation Date is not an Index Business Day, the Observation Date may be postponed by the Calculation Agent, but not past the Index Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on any Observation Date, the Calculation Agent may postpone such Observation Date as described above in the definition of “Closing Value.”

The “Original Issue Date” means December    , 2011 (three Business Days after the Pricing Date).

The “Pricing Date” will be the date we price the Notes for initial sale to the public, which is expected to be December 19, 2011.

The “Underlying Index Publisher” is Standard & Poor’s Financial Services LLC.

Payment at Maturity

The Notes will mature on December    , 2013 (expected to be December 24, 2013) (the “Maturity Date”).  If the scheduled Maturity Date is not a Business Day, then any payment due on that day may be made on the next succeeding Business Day with the same force and effect as if it had been made on the scheduled Maturity Date.  No additional interest will accrue as a result of delayed payment.

At maturity, you will receive for each Note you hold the $1,000 principal amount, plus the Contingent Interest Payment, if any.  As described above under “—Interest,” you will only receive the Contingent Interest Payment on the Maturity Date if the Final Index Value is greater than or equal to 105% of the Initial Index Value.  You are not guaranteed to receive any interest on the Maturity Date.

Discontinuance of the Underlying Index

If the Underlying Index Publisher discontinues publication of the Underlying Index and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the value of the Underlying Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If the Underlying Index Publisher discontinues publication of the Underlying Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Underlying Index, the value to be substituted for the Underlying Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the Successor Index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a Successor Index is changed in any material respect, or if the Underlying Index or a Successor Index is in any other way modified so that the value of the Underlying Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or the Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating the Underlying Index or the Successor Index is modified so that the value of the Underlying Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

No Redemption

The Notes are not subject to redemption at the option of Citigroup Funding or any holder prior to maturity.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the Observation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the Observation Date were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of       % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0QQ5.  The ISIN for the Notes is US1730T0QQ57.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The total return on the Notes will consist of the sum of the Fixed Interest Payment and the Contingent Interest Payment, if any, paid on each Interest Payment Date.  Set forth below are hypothetical examples of the interest payments and the total return on the Notes.

Hypothetical Interest Payments

The table below presents hypothetical examples of the interest payment per Note that may be payable on each Interest Payment Date and the total interest payments that may be payable per Note over the term of the Notes.  For illustrative purposes, the examples below assume (i) an Initial Index Value of 1,200 and (ii) that the hypothetical Contingent Interest Payment that will be payable when the Final Index Value is greater than or equal to 105% of the Initial Index Value will be paid at a rate of 7.25% per annum.  The actual rate at which the Contingent Interest Payment, if any, will be payable when the Final Index Value is greater than or equal to 105% of the Initial Index Value will be determined on the Pricing Date.

Hypothetical Final Index Value	Hypothetical Index Return Percentage	Year 1: Fixed Interest Payment	Year 2: Contingent Interest Payment	Total Interest Payments
1,080.00	-10.00%	$15.00	$0.00	$15.00
1,140.00	-5.00%	$15.00	$0.00	$15.00
1,200.00	0.00%	$15.00	$0.00	$15.00
1,224.00	2.00%	$15.00	$0.00	$15.00
1,248.00	4.00%	$15.00	$0.00	$15.00
1,258.80	4.90%	$15.00	$0.00	$15.00
1,260.00	5.00%	$15.00	$72.50	$87.50
1,320.00	10.00%	$15.00	$72.50	$87.50

The actual total interest payments will depend on the actual Final Index Value and on the actual Contingent Interest Payment, if any, that will be payable when the Final Index Value is greater than or equal to 105% of the Initial Index Value.

Hypothetical Total Payments on the Notes

The table below illustrates the total amounts payable per Note over the term of the Notes.  The examples below assume that the Contingent Interest Payment, if any, that will be payable when the Final Index Value is greater than or equal to 105% of the Initial Index Value will be paid at a rate of 7.25% per annum.  The actual Contingent Interest Payment, if any, that will be payable when the Final Index Value is greater than or equal to 105% of the Initial Index Value will be determined on the Pricing Date.

Principal Amount Per Note	Hypothetical Total Interest Payments Per Note	Hypothetical Total Payments Per Note	Hypothetical Total Return Percentage	Hypothetical Annual Return Percentage(1)
$1,000	$87.50(2)	$1,087.50	8.75%	4.38%
$1,000	$15.00(3)	$1,015.00	1.50%	0.75%

(1) Calculated on a simple interest basis.
(2) Hypothetical Final Index Value exceeds or equals 105% of the Initial Index Value.
(3) Hypothetical Final Index Value does not exceed 105% of the Initial Index Value.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the Underlying Index provided in this pricing supplement, including, without limitation, its composition, method of calculation and changes in components, from publicly available sources. Such information reflects the policies of, and is subject to change by, the Underlying Index Publisher.  The Underlying Index Publisher is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Underlying Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Underlying Index.

The Underlying Index is published by Underlying Index Publisher and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the Underlying Index is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the Underlying Index reflects the performance of the U.S. equity markets.

As of December 2, 2011, the aggregate market value of the 500 companies included in the Underlying Index represented approximately 75% of the U.S. equities market.  The Underlying Index Publisher chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the New York Stock Exchange, which the Underlying Index Publisher uses as an assumed model for the composition of the total market.  Relevant criteria employed by the Underlying Index Publisher include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of December 2, 2011, the 500 companies included in the Underlying Index were divided into 10 Global Industry Classification Sectors.  The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.70%), Consumer Staples (11.34%), Energy (12.47%), Financials (13.43%), Health Care (11.51%), Industrials (10.70%), Information Technology (19.52%), Materials (3.57%), Telecommunication Services (3.06%) and Utilities (3.70%). The Underlying Index Publisher may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

THE UNDERLYING INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P 500® Index

On March 21, 2005, the Underlying Index Publisher began to calculate the Underlying Index based on a half float-adjusted formula, and on September 16, 2005, the Underlying Index Publisher completed the full float adjustment of the Underlying Index. The Underlying Index Publisher’s criteria for selecting stocks for the Underlying Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors and not all of a company’s outstanding shares.  The Underlying Index Publisher defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, the Underlying Index Publisher will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology: the level of the Underlying Index reflects the total market value of all Underlying Index component stocks relative to the Underlying Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the Underlying Index component stocks during the base period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the Underlying Index component stocks by a number called the index divisor.  By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original base period level of the Underlying Index.  The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the Underlying Index from changing due to corporate actions, all corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment.  By adjusting the index divisor for the change in total market value, the level of the Underlying Index remains constant. This helps maintain the level of the Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index.  All index divisor adjustments are made after the close of trading.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Underlying Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth, for each of the quarterly periods indicated, the high, low and end-of-period Closing Values of the Underlying Index from January 3, 2006 through December 2, 2011.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the Underlying Index are not indicative of the future performance of the Underlying Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Underlying Index during any period set forth below is not an indication that the Underlying Index is more or less likely to increase or decrease at any time during the term of the Notes, and no assurance can be given as to the Closing Value of the Underlying Index on the Observation Date.

	High	Low	Period End
2006
Quarter
First	1,307.25	1,254.78	1,294.83
Second	1,325.76	1,223.69	1,270.20
Third	1,339.15	1,234.49	1,335.85
Fourth	1,427.09	1,331.32	1,418.30
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,259.78	1,137.03	1,257.64
2011
Quarter
First	1,343.01	1,256.88	1,325.83
Second	1,363.61	1,265.42	1,320.64
Third	1,353.22	1,119.46	1,131.42
Fourth (through December 2, 2011)	1,285.09	1,099.23	1,244.28

On December 2, 2011, the Closing Value of the Underlying Index was 1,244.28.

The following graph illustrates the historical performance of the Underlying Index based on the Closing Value thereof on each Index Business Day from January 3, 2006 through December 2, 2011. Past movements of the Underlying Index are not indicative of future values of the Underlying Index.

License Agreement

The Underlying Index Publisher and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by the Underlying Index Publisher in connection with certain financial products, including the Notes.

The license agreement between the Underlying Index Publisher and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR

ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $        principal amount of Notes (        Notes) for a minimum of $990.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $10.00 for each $1,000 note they sell.  Citigroup Global Markets will pay the selling concession to selected dealers and their financial advisors collectively.  Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $10.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps and/or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the U.S. federal income tax consequences of ownership and disposition of the Notes.  It applies only to an initial investor who purchases the Notes for their original issue price and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

Each holder, by purchasing the Notes, agrees to treat each Note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

We are required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that United States holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.

The comparable yield is a rate of    %, compounded semi-annually; the projected payment schedule with respect to a Note consists of the following payments:

December      , 2012 (expected to be December 24, 2012)        $

December      , 2013 (expected to be December 24, 2013)        $

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual payments that will be made on a Note.

For U.S. federal income tax purposes, a United States holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the Notes, unless the United States holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of its accounting method for U.S. federal income tax purposes, a United States holder will be required to accrue original issue discount (“OID”) on the Notes into income at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected payment at maturity on the Notes (as described below).

The amount of OID on a Note that accrues in each accrual period during the term of the Note is determined by multiplying the “adjusted issue price” of the Note at the beginning of the accrual period by the comparable yield of the Note (appropriately adjusted to reflect the length of the accrual period).  The “adjusted issue price” of a Note at the beginning of any accrual period is generally the issue price increased by the total amount of OID previously accrued by the holder in respect of the Note and decreased by the amount of any prior payment in respect of the Note pursuant to the projected payment schedule.  Under these rules, the Fixed Coupon Payment on the Note will not be subject to additional tax upon receipt.

In addition to interest accrued based upon the comparable yield as described above, at maturity a United States holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of the actual payment at maturity over the projected payment at maturity) in respect of a Note.  A net negative adjustment (i.e., the excess of the projected payment at maturity over the actual payment at maturity) in respect of a Note for a taxable year:

▪	will first reduce the amount of interest in respect of the Note that the United States holder would otherwise be required to include in income in the taxable year; and

▪	to the extent of any excess, will give rise to an ordinary loss, but only to the extent of all previous interest inclusions under the Note.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale or exchange of a Note prior to maturity, a United States holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the United States holder’s adjusted basis in the Note.  A United States holder’s adjusted basis in the Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the Note and decreased by the amount of any prior projected payment in respect of the Note.  United States holders generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  A United States holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  United States holders should consult their tax advisers regarding this reporting obligation.

A Non-United States holder (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax in respect of payments on or with respect to the notes if the Non-United States holder provides a properly executed IRS Form W-8BEN. Special rules apply to Non-United States holders whose income and gain on their Notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the Notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Fixed to Contingent Coupon Notes Linked to the Performance of the S&P 500® Index due December    , 2013

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

December    , 2011
(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

____________________
TABLE OF CONTENTS
Page
Pricing Supplement
Summary Information – Q&A	PS-2
Summary Terms	PS-6
Risk Factors Relating to the Notes	PS-7
Description of the Notes	PS-10
Hypothetical Amounts Payable on the Notes	PS-15
Description of the S&P 500® Index	PS-16
Plan of Distribution; Conflicts of Interest	PS-21
ERISA Matters	PS-22
United States Federal Income Tax Considerations	PS-23

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28